Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:	Mara L. Ransom
Jennifer López
Division of Corporation Finance
May 11, 2015
Re:	Barnes & Noble, Inc.
Registration Statement on Form S-3/A
Filed May 11, 2015
Registration No. 333-201222

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Barnes & Noble, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern time on Monday,  May 12, 2015, or as soon as thereafter practicable.
In making this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph D. Zavaglia at (212) 474-1724 or Sabino Casella at (212) 474-1894, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Barnes & Noble, Inc.

By:	/s/ Bradley A. Feuer
Name: Bradley A. Feuer
Title: Vice President, General Counsel and Corporate Secretary